                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                                       OR
             [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from_________to_________

                        Commission file number: _________

                     Quicksilver Resources, Inc. 401(K) Plan
                            (Full title of the plan)


                           Quicksilver Resources Inc.
                          777 West Rosedale, Suite 300
                             Fort Worth, Texas 76104

Quicksilver Resources, Inc.
401(k) Plan

Financial Statements as of
December 31, 2001 and 2000,
And for the Year Ended December 31, 2001,
Supplemental Schedule As of December 31,
2001, and Independent Auditors' Report

QUICKSILVER RESOURCES, INC. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     December 31, 2001 and 2000                                              2

   Statement of Changes in Net Assets Available for Benefits
     Year Ended December 31, 2001                                            3

   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE:

   Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)
     December 31, 2001                                                       10

 SIGNATURE                                                                   11

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
   Quicksilver Resources, Inc. 401(k) Plan:

We have audited the financial statements of Quicksilver Resources, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and for the year ended December 31, 2001, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche
June 21, 2002
Fort Worth, TX

QUICKSILVER RESOURCES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                 2001              2000

ASSETS

INVESTMENTS AT FAIR VALUE                     $  4,100,902      $  2,846,069

CONTRIBUTIONS RECEIVABLE:
   Employer                                        205,741           501,883
   Employee                                         33,064            21,561
                                              ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS             $  4,339,707      $  3,369,513
                                              ============      ============

See notes to financial statements.

QUICKSILVER RESOURCES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
   Interest and Dividend income                                     $     38,067
   Employee contributions                                                754,801
   Employer contributions                                                205,741
   Rollover Contributions                                                 71,080
                                                                    ------------

           Total additions                                             1,069,689

DEDUCTIONS FROM NET ASSETS:
   Net depreciation in fair value of investments                         168,087
   Distributions to participants                                         119,941
   Administrative expenses                                                41,440
                                                                    ------------

           Total deductions                                              329,468
                                                                    ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        740,221

TRANSFER FROM MERCURY 401(K) PLAN (Note 1)                               229,973

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                   3,369,513
                                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                      $  4,339,707
                                                                    ============

See notes to financial statements.

QUICKSILVER RESOURCES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Quicksilver Resources, Inc. 401 (k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan established on July 1, 1993, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). From January 1, 2001 to June 1, 2001, the Plan's custodian was Nationwide Trust Company ("Nationwide"). On June 1, 2001, Reliance Trust Company ("Reliance") became the new custodian.

      Participation - Employees of Quicksilver Resources, Inc. and its subsidiaries, Voyager Compression Services, LLC, and Cinnabar Energy Services and Trading, LLC, (collectively the "Company") who are at least 21 years of age are eligible to participate in the Plan 90 days after the month following the first day of employment.

      Plan Transfer - Effective May 31, 2001, the Mercury Exploration Company 401(k) Plan ("Mercury Plan") was merged into the Plan. The assets of the Mercury Plan were transferred to the Plan on May 31, 2001. Mercury Exploration Company is a related party of Quicksilver Resources, Inc. Employees of Mercury Exploration Company are eligible to be participants of the Plan subject to the participation requirements above.

      Contributions - Participants may contribute up to the maximum amount allowed by the Internal Revenue Service of their compensation on a pretax basis and direct their contributions between twelve investment options. The Company may make discretionary contributions to the Plan of an amount determined by management. The Company's discretionary contributions are allocated based upon compensation level to every employee who has at least one year and 500 hours of service at year end. The Company's discretionary contributions are allocated based on an employee's elective deferrals. Contributions include forfeitures from former Plan participants. The Company's contribution and forfeitures were $200,000 and $5,741, respectively, in 2001.

      Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Participants become 20% vested in Company contributions after two years of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested in Company contributions upon retirement, death or disability. Participant contributions and earnings thereon are fully vested at all times. Forfeitures of nonvested Company contributions for 2001 and 2000 were $5,741 and $1,883, respectively, and were included as part of the Company's discretionary contributions.

      Participant Loans - Loans to participants are made at the sole discretion of the plan administrator. Loans are available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over a reasonable period of time. Loans must be at least $1,000 and are limited to the lesser of $50,000 or one-half of the participant's vested account balance. Loans must be repaid within ten years of the loan.

      Payment of Benefits - Upon termination of service, a participant's vested account balance may be paid in a lump sum, in periodic payments, or through the purchase of an annuity. Payment may be deferred until age 70-1/2 if the participant's vested account balance is greater than $3,500. Additionally, the Plan provides for hardship withdrawals subject to certain conditions.

      Administrative Expenses - Plan participants pay the administrative fee associated with receiving a loan. The Company has elected to pay substantially all other costs incurred in connection with investment transactions and benefits, professional and administrative fees, and all other expenses of the Plan. In connection with the transfer of the Plan assets from Nationwide to Reliance, Nationwide charged the Plan participants $41,440, which has been included in administrative expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      Investment Valuation - Investments in mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the unitized stock fund are indirect investments in common stock. The fair value of the unitized stock fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the unitized fund invested in money market funds. Loans to participants are stated at estimated fair value. Investment transactions are accounted for as of the trade dates.

      Payment of Benefits - Benefits are recorded when paid.

3.    INVESTMENTS

      The Plan's investments, as of December 31, 2001 and 2000, and appreciation (depreciation) for the 2001 plan year were the following:

                                                                        2001

      AIM Aggressive Growth Fund                                    $     64,936
      AIM Balanced Fund                                                  181,191
      AIM Blue Chip Fund                                                 330,428
      AIM Cash Reserves Fund                                           1,009,221
      AIM Mid Cap Equity Fund                                             84,323
      AIM Intermediate Govt Fund                                         122,187
      AIM Large Cap Basic Value Fund                                     169,976
      Alliance Premier Growth Fund                                       494,871
      Bond Fund of America                                               166,698
      EuroPacific Growth Fund                                            308,625
      Franklin Balance Sheet Investment Fund                             114,462
      Quicksilver Resources Unitized Stock                               872,800
      Participant Loans                                                  181,184
                                                                    ------------
                                                                    $  4,100,902
                                                                    ============
                                      -6-

                                                          January 1, 2001             June 1, 2001
                                                         thru May 31, 2001       thru December 31, 2001      Total 2001
                                                        ----------------------------------------------------------------
   Net appreciation (depreciation) in fair value of investments:

    Janus Twenty Fund                                         (130,395)                        -             (130,395)
    Nat Int US Govt Bond Fund Cls D                                774                         -                  774
    Nat Money Market Fund PS                                        38                         -                   38
    Fed Bond Fund Cls F                                          3,581                         -                3,581
    Janus Worldwide Fund                                       (47,027)                        -              (47,027)
    Frank MSF MutShrs Fund Cls A                                 2,618                         -                2,618
    Fid Adv Balanced Fund Cls A                                 (2,724)                        -               (2,724)

    Nat S&P 500 Index Fund SC                                  (25,375)                        -              (25,375)
    AIM Aggressive Growth Fund                                       -                     1,442                1,442
    AIM Balanced Fund                                                -                   (51,395)             (51,395)
    AIM Blue Chip Fund                                               -                     3,328                3,328
    AIM Cash Reserves Fund                                           -                   (32,534)             (32,534)
    AIM Mid Cap Equity Fund                                          -                     3,427                3,427
    AIM Intermediate Govt Fund                                       -                    12,555               12,555
    AIM Large Cap Basic Value Fund                                   -                   (20,718)             (20,718)
    Alliance Premier Growth Fund                                     -                  (111,403)            (111,403)
    Bond Fund of America                                             -                     6,446                6,446
    EuroPacific Growth Fund                                          -                     2,899                2,899
    Franklin Balance Sheet Investment Fund                           -                    (8,160)              (8,160)
    Quicksilver Resources Unitized Stock                             -                    224,536             224,536
                                                                                                           ----------
                                                                                                           $ (168,087)
                                                                                                           ==========

                                                                                                               2000
   Janus Twenty Fund                                                                                       $  768,388
   Nat Int US Govt Bond Fund Cls D                                                                             98,126
   Nat Money Market Fund PS                                                                                   544,386
   Fed Bond Fund Cls F                                                                                        172,436
   Janus Worldwide Fund                                                                                       405,958
   Frank MSF MutShrs Fund Cls A                                                                               137,861
   Fid Adv Balanced Fund Cls A                                                                                204,628
   Nat S&P 500 Index Fund SC                                                                                  422,117
   Participant Loans                                                                                           92,169
                                                                                                           ----------
                                                                                                           $2,846,069
                                                                                                           ==========

4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company may at any time terminate the Plan. Upon termination, all amounts credited to the participants' accounts shall become 100% vested, and all unallocated amounts would be allocated to the participants' accounts. See Note 7.

5.    TAX STATUS

      The Company adopted a Regional Prototype Nonstandardized Profit Sharing 401(k) Plan which received a favorable opinion letter from the Internal Revenue Service on February 20, 1998 which stated that the Plan and the related custodial account are designed in accordance with sections 401(a), 403(a) and 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter dated May 21, 1999, which states that the Plan is qualified under Section 401(a) the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the management believes that the Plan currently is designed and being operated in compliance with applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt.

6.    DISTRIBUTIONS PAYABLE

      As of December 31, 2001, there was $27,192 included in net assets available for benefits for distributions payable to participants who requested a withdrawal from the Plan prior to the end of the plan year. There were no distributions payable to participants as of December 31, 2000.

7.    SUBSEQUENT EVENTS

      During the first and second quarters of 2002, the Company terminated approximately 19% of its employees. Management of the Company is currently considering if such terminations result in a partial termination of the Plan in accordance with the Internal Revenue Code. If it is determined that a partial termination of the Plan has occurred, then all amounts credited to the terminated employees' accounts shall become 100% vested.

                                     ******

                              SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES, INC. 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                        Description of investment including
      Identity of issue, borrower,   maturity date, rate of interest, collateral,       Current
        lessor, or similar party                 par or maturity value                   value
*     Reliance Trust Company         AIM Aggressive Growth Fund                         $   64,936

*     Reliance Trust Company         AIM Balanced Fund                                     181,191

*     Reliance Trust Company         AIM Blue Chip Fund                                    330,428

*     Reliance Trust Company         AIM Cash Reserves Fund                              1,009,221

*     Reliance Trust Company         AIM Mid Cap Equity Fund                                84,323

*     Reliance Trust Company         AIM Intermediate Govt Fund                            122,187

*     Reliance Trust Company         AIM Large Cap Basic Value Fund                        169,976

*     Reliance Trust Company         Alliance Premier Growth Fund                          494,871

*     Reliance Trust Company         Bond Fund of America                                  166,698

*     Reliance Trust Company         EuroPacific Growth Fund                               308,625

*     Reliance Trust Company         Franklin Balance Sheet Investment Fund                114,462

*     Reliance Trust Company         Quicksilver Resources Unitized Stock                  872,800

                                     Participant loans with interest rates of
                                     6.0% to 11.5%, and maturity dates from June
                                     15, 2002 to May 31, 2011
                                                                                           181,184
                                                                                        ----------

                                                                                        $4,100,902
                                                                                        ==========

* Party-in-interest

See accompanying independent auditors' report.

                     Quicksilver Resources Inc. 401(K) Plan

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2002

                                    Quicksilver Resources Inc. 401(K) Plan

                                    /s/  Anne Darden Self
                                    --------------------------------
                                    By: Anne Darden Self
                                        Trustee